UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2010

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD. (Translation of registrant's name into English)
5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Investor Contact	Media Contact
Kip E. Meintzer	Amber Rensen
Check Point Software Technologies	Check Point Software Technologies
+1.650.628.2040	+1.650.628.2070
ir@checkpoint.com	press@checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES REPORTS RECORD
THIRD QUARTER 2010 FINANCIAL RESULTS

•	Revenue: $273.2 million, representing a 17 percent increase year over year

•	Product Revenues: $106.4 million, representing a 22 percent increase year over year

•	Non-GAAP Operating Income: $156.9 million, representing a 23 percent increase year over year or 57 percent of revenues versus 55 percent a year ago

•	Non-GAAP EPS: $0.63, representing a 21 percent increase year over year

REDWOOD CITY, Calif., -- October 20, 2010 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, today announced record financial results for the third quarter ended September 30, 2010.

“I am very pleased that we were able to deliver all-time record quarterly results this quarter.  We exceeded the high-end of our projections in both revenues and earnings per share,” said Gil Shwed, chairman and chief executive officer at Check Point. “This growth was a result of strong network security product sales across all regions with particular strength coming from the America’s and Asia Pacific.”

Financial Highlights for the Third Quarter of 2010

•	Total Revenues: $273.2 million, an increase of 17 percent, compared to $233.6 million in the third quarter of 2009.
•
GAAP Operating Income: $135.1 million, an increase of 28 percent, compared to $105.5 million in the third quarter of 2009.  GAAP operating margin was 49 percent, compared to 45 percent in the third quarter of 2009.

•
Non-GAAP Operating Income: $156.9 million, an increase of 23 percent, compared to $127.5 million in the third quarter of 2009. Non-GAAP operating margin was 57 percent, compared to 55 percent in the third quarter of 2009.

•
GAAP Net Income and Earnings per Diluted Share: GAAP net income was $114.5 million, an increase of 25 percent, compared to $91.5 million in the third quarter of 2009. GAAP earnings per diluted share were $0.54, an increase of 26 percent, compared to $0.43 in the third quarter of 2009.

•
Non-GAAP Net Income and Earnings per Diluted Share: Non-GAAP net income was $132.6 million, an increase of 21 percent, compared to $109.5 million in the third quarter of 2009.  Non-GAAP earnings per diluted share were $0.63, an increase of 21 percent, compared to $0.52 in the third quarter of 2009.

•	Deferred Revenues: As of September 30, 2010, we had deferred revenues of $396.3 million, an increase of 10 percent, compared to $360.1 million as of September 30, 2009.
•	Cash Flow: Cash flow from operations was $144.6 million, an increase of 15 percent, compared to $126.1 million in the third quarter of 2009.
•	Share Repurchase Program: During the third quarter of 2010, we repurchased 1.44 million shares at a total cost of $50 million.

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•	Cash Balances and Marketable Securities: $2,256 million as of September 30, 2010, an increase of $520 million, compared to $1,736 million as of September 30, 2009.

Recent Business Highlights Include:

•
Introduction of Check Point Application Control Software Blade – Enables Web 2.0 security through a unique combination of technology, user awareness and broad application control from the world’s largest application classification database, the Check Point AppWiki, with over 50,000 Web 2.0 widgets and more than 4,500 Internet applications.

•	Security Gateway Virtual Edition (VE) Software Blade – Provides businesses with one-click security protection for private and public clouds with VMsafe integration.

•	Series 80 Appliance – Designed for remote and branch offices, the new appliance delivers stronger security at 1.5 gigabit per second for under $2,500.

•
Multi-Domain Management Software Blades – Provides virtual security management to businesses of all sizes and simplifies management by segmenting security into virtual domains based on location, business unit or security functions.

•	New Check Point R71 Training and Certification Programs – Interactive programs to teach security professionals how to deploy, maintain and optimize the latest Software Blade Architecture™ protections.

In addition, Check Point validated its commitment to the continual promotion of the open development, evolution and secure use of the Web with the appointment of Check Point Fellow, Robert Hinden, to the Board of Trustees for the Internet Society, the organization that facilitates the creation of standards for the future of Internet infrastructure.

Check Point products also continued to receive awards and certifications from around the world, including:

•	Information Security Magazine’s Readers’ Choice Awards:
o	Gold Medal – Check Point IPS Software Blade and IPS-1 Appliance
o	Gold Medal – Check Point’s Safe@Office and UTM-1 family of appliances
o	Silver Medal – Check Point Endpoint Security
•
Virus Bulletin’s VB100 Award – ZoneAlarm® Internet Security Suite was recognized in the August comparative review of antivirus solutions.  Check Point's Endpoint Security was also ranked highly in Virus Bulletin's RAP (Reactive and Proactive) averages quadrant test based on its superior ability to proactively detect new and unknown malware samples.

•	Common Criteria EAL4+ Certification - Check Point Media Encryption
•	Best International Innovation – Check Point Abra at the 2010 Information Security Day (ITBN) Conference in Hungary
•	Readers’ Choice Awards – Check Point Firewall Software Blade from Computerworld Malaysia and Singapore

Mr. Shwed concluded. “It is great to see the success of our strategy reflected in our record all-time-high quarterly results.  The Software Blade Architecture combined, with a unique focus on our customers’ security needs, continues to drive Check Point’s industry leadership. ”

Fourth Quarter Investor Conference Participation Schedule:

•	Wells Fargo Securities 2010 Technology, Media and Telecom Conference
November 9, 2010 – New York, NY

•	Credit Suisse 2010 Global Technology Conference
December 1, 2010 – Scottsdale, AZ

•	Barclay’s 2010 Technology Conference
December 8, 2010 – San Francisco, CA

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Members of Check Point's management team will present at these conferences and will discuss the latest company strategies and initiatives. Check Point’s conference presentations are expected to be available via webcast at the company's web site. To view these presentations and access the most updated information on presenters and the schedule, please visit the Investor Relations section of the company's web site at http://www.checkpoint.com/ir. The schedule is subject to change.

Conference Call and Webcast Information

Check Point will host a conference call with the investment community on October 20, 2010 at 8:30 AM ET/5:30 AM PT.  To listen to the live webcast, please visit Check Point’s website at http://www.checkpoint.com/ir. A replay of the conference call will be available through October 27, 2010 at the company's website http://www.checkpoint.com/ir or by telephone at +1 201.612.7415, passcode # 385515, account # 215.

About Check Point Software Technologies Ltd.

Check Point Software Technologies Ltd. (www.checkpoint.com), the worldwide leader in securing the Internet, is the only vendor to deliver Total Security for networks, data and endpoints, unified under a single management framework. Check Point provides customers with uncompromising protection against all types of threats, reduces security complexity and lowers total cost of ownership. Check Point first pioneered the industry with FireWall-1 and its patented stateful inspection technology. Today, Check Point continues to innovate with the development of the Software Blade Architecture. The dynamic Software Blade Architecture delivers secure, flexible and simple solutions that can be fully customized to meet the exact security needs of any organization or environment. Check Point customers include tens of thousands of businesses and organizations of all sizes including all Fortune 100 companies. Check Point's award-winning ZoneAlarm solutions protect millions of consumers from hackers, spyware and identity theft.

#

©2010 Check Point Software Technologies Ltd. All rights reserved

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of operating income, operating margin, net income and earnings per share, which are adjusted from results based on GAAP to exclude non-cash equity-based compensation charges, amortization of acquired intangible assets, restructuring and other acquisition related charges and the related tax affects. Management uses both GAAP and non-GAAP information in evaluating and operating the business internally and as such has determined that it is important to provide this information to investors.  Check Point’s management also believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP.

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CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

 (In thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Products and licenses	$106,399	$86,883	$301,341	$241,428
Software updates, maintenance and services	166,795	146,759	478,021	410,867
Total revenues	273,194	233,642	779,362	652,295

Operating expenses:
Cost of products and licenses	18,799	17,848	51,591	40,579
Cost of software updates, maintenance and services	14,910	10,783	40,702	31,119
Amortization of technology	8,311	7,471	24,527	20,501
Total cost of revenues	42,020	36,102	116,820	92,199

Research and development	26,165	22,426	76,294	65,681
Selling and marketing	55,872	56,379	169,267	160,390
General and administrative	14,075	13,190	43,357	40,487
Restructuring and other acquisition related costs	-	67	588	9,101
Total operating expenses	138,132	128,164	406,326	367,858

Operating income	135,062	105,478	373,036	284,437
Financial income, net	7,243	7,825	21,569	24,368
Income before income taxes	142,305	113,303	394,605	308,805
Taxes on income	27,790	21,839	79,188	60,817
Net income	$114,515	$91,464	$315,417	$247,988
Earnings per share (basic)	$0.55	$0.44	$1.52	$1.18
Number of shares used in computing earnings per share (basic)	207,239	208,738	208,049	209,465
Earnings per share (diluted)	$0.54	$0.43	$1.49	$1.17
Number of shares used in computing earnings per share (diluted)	211,637	211,688	211,339	211,790

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF SELCTED GAAP MEASURES TO NON GAAP MEASURES

 (In thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP operating income	$135,062	$105,478	$373,036	$284,437
Stock-based compensation (1)	8,701	7,695	26,714	22,769
Amortization of intangible assets (2)	13,114	14,301	38,770	36,647
Restructuring and other acquisition related costs (3)	-	67	588	9,101
Non-GAAP operating income	156,877	$127,541	439,108	$352,954

GAAP net income	$114,515	$91,464	$315,417	$247,988
Stock-based compensation (1)	8,701	7,695	26,714	22,769
Amortization of intangible assets (2)	13,114	14,301	38,770	36,647
Restructuring and other acquisition related costs (3)	-	67	588	9,101
Taxes on the above items (4)	(3,703)	(4,040)	(9,676)	(10,662)
Non-GAAP net income	$132,627	$109,487	$371,813	$305,843

GAAP Earnings per share (diluted)	$0.54	$0.43	$1.49	$1.17
Stock-based compensation (1)	0.04	0.04	0.13	0.11
Amortization of intangible assets (2)	0.06	0.07	0.18	0.17
Restructuring and other acquisition related costs (3)	-	-	-	0.04
Taxes on the above items (4)	(0.01)	(0.02)	(0.04)	(0.05)
Non-GAAP Earnings per share (diluted)	0.63	$0.52	$1.76	$1.44

Number of shares used in computing Non-GAAP earnings per share (diluted)	211,637	211,688	211,339	211,790

(1) Stock-based compensation:
Cost of products and licenses	$10	$14	$38	$35
Cost of software updates, maintenance and services	322	236	780	536
Research and development	2,403	1,998	5,744	4,771
Selling and marketing	1,776	1,769	5,572	4,485
General and administrative	4,190	3,678	14,580	12,942
	8,701	7,695	26,714	22,769

(2) Amortization of intangible assets:
Amortization of technology	8,311	7,471	24,527	20,501
Research and development	685	-	2,055	-
Selling and marketing	4,118	6,830	12,188	16,146
	13,114	14,301	38,770	36,647

(3) Restructuring and other acquisition related costs	-	67	588	9,101

(4) Taxes on the above items	(3,703)	(4,040)	(9,676)	(10,662)
Total, net	$18,112	$18,023	$56,396	$57,855

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA
(In thousands)
ASSETS

	September 30,	December 31,
	2010	2009
	(unaudited)	(audited)
Current assets:
Cash and cash equivalents	$438,785	$414,085
Marketable securities	515,448	469,913
Trade receivables, net	165,712	283,668
Prepaid expenses and other current assets	38,265	34,544
Total current assets	1,158,210	1,202,210

Long-term assets:
Marketable securities	1,302,266	963,001
Property and equipment, net	37,329	38,936
Severance pay fund	6,237	6,314
Deferred tax asset, net	19,956	16,307
Other intangible assets, net	79,972	114,192
Goodwill	714,803	708,458
Other assets	18,076	20,176
Total long-term assets	2,178,639	1,867,384

Total assets	$3,336,849	$3,069,594

LIABILITIES AND
SHAREHOLDERS’ EQUITY

Current liabilities:
Deferred revenues	$362,918	$384,255
Trade payables and other accrued liabilities	195,582	169,011
Total current liabilities	558,500	553,266

Long-term deferred revenues	33,430	41,005
Income tax accrual	155,137	132,908
Deferred tax liability, net	5,687	11,636
Accrued severance pay	10,967	11,061
	205,221	196,610

Total liabilities	763,721	749,876

Shareholders’ equity:
Share capital	774	774
Additional paid-in capital	563,494	527,874
Treasury shares at cost	(1,306,030)	(1,199,752)
Accumulated other comprehensive income	23,220	12,555
Retained earnings	3,291,670	2,978,267
Total shareholders’ equity	2,573,128	2,319,718
Total liabilities and shareholders’ equity	$3,336,849	$3,069,594
Total cash and cash equivalents and marketable securities	$2,256,499	$1,846,999

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:
Net income	$114,515	$91,464	$315,417	$247,988
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization of property, plant and equipment	1,730	2,189	5,305	7,225
Decrease (increase) in trade and other receivables, net	(7,939)	(50)	115,714	85,050

Increase in deferred revenues, trade payables and other accrued liabilities	19,876	15,494	22,025	24,769
Realized loss (gain) on marketable securities	(781)	-	(781)	1,896
Stock-based compensation	8,701	7,695	26,714	22,768
Amortization of intangible assets	13,114	14,301	38,770	36,647
Excess tax benefit from stock-based compensation	(1,082)	(2,474)	(4,042)	(6,988)
Deferred income taxes, net	(3,558)	(2,487)	(7,807)	(8,729)
Net cash provided by operating activities	144,576	126,132	511,315	410,626

Cash flow from investing activities:

Cash paid in conjunction with acquisitions, net of acquired cash	(333)	-	(13,957)	(57,540)
Investment in property and equipment	(1,441)	(1,043)	(3,585)	(3,644)
Net cash used in investing activities	(1,774)	(1,043)	(17,542)	(61,184)

Cash flow from financing activities:

Proceeds from issuance of shares upon exercise of options	12,568	20,166	46,566	62,469
Purchase of treasury shares	(50,000)	(50,000)	(150,000)	(152,286)
Excess tax benefit from stock-based compensation	1,082	2,474	4,042	6,988
Net cash used in financing activities	(36,350)	(27,360)	(99,392)	(82,829)

Unrealized gain on marketable securities, net	9,131	8,255	15,119	25,719

Increase in cash and cash equivalents and marketable securities	115,583	105,984	409,500	292,332

Cash and cash equivalents and marketable securities at the beginning of the period	2,140,916	1,630,180	1,846,999	1,443,832

Cash and cash equivalents, and marketable securities at the end of the period	$2,256,499	$1,736,164	$2,256,499	$1,736,164

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

October 20, 2010	By:	/s/ Tal Payne
Tal Payne
Chief Financial Officer

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